SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
5/23/12


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,468,648

8. SHARED VOTING POWER
358,420

9. SOLE DISPOSITIVE POWER
1,827,268
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,827,268

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
8.62%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #5 to the schedule 13d filed March 8, 2012. Except as specifically set forth herein, the Schedule 13d remains unmodified.




ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10Q filed on November 14, 2011 there were 21,202,614 shares of ommon stock outstanding as of 08/31/2011 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 1,827,268 shares of IFT or 8.62% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the last filing on 5/7/12 the following shares of IFT were traded:

Buys
Date:		        Shares:		Price:
05/04/12		12,100		3.9967
05/07/12		900		4.0000
05/08/12		100		4.0000
05/15/12		34,100		3.9992
05/16/12		25,081		4.0997
05/17/12		9,348		4.0963
05/18/12		50,000		4.0794
05/21/12		8,071		4.0993
05/22/12		8,720		4.0986
05/23/12		22,948		4.1190
05/24/12		9,658		4.1500





d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 05/25/2012

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Exhibit A:

Opportunity Partners,
Park 80 West, 250 Pehle Avenue, Suite 708
Saddle Brook, NJ 07663
Phone (201) 556-0092 // Fax (201) 556-0097
// pgoldstein@bulldoginvestors.com

May 23, 2012


Imperial Holdings, Inc.
701 Park of Commerce Blvd.,
Suite 301
Boca Raton, Fl 33487

Attention: Corporate Secretary
Special Meeting Request

Dear Corporate Secretary,

In our letter dated April 20, 2012, we stated our intent to solicit requests from other shareholders to hold a special meeting of stockholders of Imperial Holdings, Inc. as soon as possible to vote on the following matters and to deliver such requests to you if and when we obtained them from holders of at least 50% of the outstanding shares:

1. To amend the bylaws to increase the number of directors from seven to twelve.

2. If Proposal 1 is adopted, to elect five directors to fill the vacancies thereby created.

3. To amend the bylaws to clarify that a breach of fiduciary duty by a director, officer, or employee shall include support for any action whose primary purpose is to impede, frustrate or delay a shareholder vote on any matter in which such person has a personal interest.

4. To amend the bylaws to clarify that Imperial will not, subject only to any limitations under the law or contained in the Articles of Incorporation, indemnify any director, officer, or employee that has breached his or her fiduciary duty.

5. Any other matters necessary to permit a vote to be held on Proposals 1, 2, 3, and 4.

We are attaching requests from the holders of approximately 12.4 million shares which is more than 50% of the outstanding shares.* We believe the favorable response by shareholders owning a majority of Imperial's outstanding shares to our solicitation demonstrates their desire to exercise their franchise rights to effect a restructuring of the board as soon as possible, notwithstanding Imperial's failure to file its Form 10-K for 2011.

Florida courts generally follow Delaware case law and Delaware courts have consistently affirmed the importance of the shareholder franchise. As the Supreme Court of Delaware recently said in EMAK Worldwide, Inc.
v. Kurz, No. 512, 2011 (Del. April 17, 2012):

Shareholder voting rights are sacrosanct. The fundamental governance right possessed by shareholders is the ability to vote for the directors the shareholder wants to oversee the firm.

Therefore, the board has a fiduciary duty to schedule a special meeting as soon as possible and any attempt to unnecessarily delay a meeting would constitute a breach of the board's fiduciary duty. We hope to file preliminary proxy materials by May 29, 2012 and definitive proxy materials by June 8, 2012. Given the evident desire of shareholders to exercise their voting rights, we think a quorum for the special meeting can be obtained by June 28, 2012. Consequently, that is the meeting date we propose.

Very truly yours,

By: /S/ Phillip Goldstein

Phillip Goldstein
President
Kimball & Winthrop, Inc.
General Partner

* The holder of record of the bulk of the outstanding shares issued by Imperial is Cede & Co., the nominee for The Depository Trust
  Company ("DTC"). DTC's shares, in turn, are nominally owned by its participant banks and brokers on behalf the ultimate beneficial owners.
  The authorizations to request a special meeting submitted Broadridge are on behalf its bank and brokerage clients (who are participants in DTC). Each participant bank or broker's DTC number on the Broadridge submission is indicated below its name.